DIREXION HY BEAR FUND (PHBRX)

a Series of the
DIREXION FUNDS

Supplement dated July 23, 2012
to the Prospectus and Statement of Additional Information (“SAI”)
dated December 29, 2011,
as supplemented February 17, 2012 and May 31, 2012

      The Board of Trustees of the Direxion Funds (the “Trust”), based upon the recommendation of Rafferty Asset Management, LLC (“Rafferty”), the Trust’s adviser, for the Direxion HY Bear Fund (the “Fund”), has determined to liquidate and terminate the Fund.  Due to the Fund’s inability to attract sufficient investment assets to maintain a competitive operating structure, hindering their ability to operate efficiently, Rafferty informed the Board that the Fund could not continue to conduct its business and operations in an economically efficient manner.  As such, the Board concluded that it would be in the best interests of the Fund and its shareholders to liquidate and terminate the Fund.  The Fund will be closed to new investments as of the close of regular trading on the New York Stock Exchange (“NYSE”) on or about August 15, 2012.  The Fund’s assets will be converted to cash on or about August 22, 2012.  The Fund will no longer pursue its stated investment objectives after August 22, 2012 and the Fund may no longer pursue its investment objective if its net assets fall below $2 million at any time prior to August 22, 2012.  The Fund will be liquidated on or about August 29, 2012 (the “Liquidation Date”).

      As of the close of regular trading on the NYSE on or about August 15, 2012, shareholders will not be permitted to purchase additional shares of the Fund (except purchases made through reinvestment of dividends, if any). Any shareholder who has not redeemed shares of the Fund, or exchanged them for shares of other investment series of the Trust, prior to the Liquidation Date will receive a check representing the shareholder’s proportionate interest in the net assets of the Fund as of the Liquidation Date.

      For more information, please contact the Fund at (800) 851-0511.

Please retain this Supplement with the Prospectus and SAI.